SYNEX INTERNATIONAL INC
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286
E-mail: astephens@synex.com Web site: www.[redacted]

03 JAN 21 AM 7:21

03003334

January 7, 2003 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

SUPPL

82-862

REFERENCE: ~~82 - 8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release entitled Synex International Announces Update on Potential Purchase of Wolverine Power Corporation (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enclosure(s)

dlw 1/27

L1004.14.SECfiling

81 - 8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI

January 2, 2003

SYNEX INTERNATIONAL ANNOUNCES UPDATE ON POTENTIAL PURCHASE OF WOLVERINE POWER CORPORATION

Synex International Inc announces that the Share Purchase Agreement between its wholly owned subsidiary, Synex Energy Resources Ltd, and The New World Power Corporation, under which Synex Energy had agreed to purchase all of the shares of Wolverine Power Corporation, a wholly owned subsidiary of New World, did not close by the scheduled date of December 31, 2002. The Stock Purchase Agreement was subject to the approval of the shareholders of New World and the provision of additional disclosure information regarding Wolverine. New World did not solicit the approval of all of its shareholders and some of the requested disclosure information was not provided to Synex Energy. New World and Synex Energy are continuing to discuss the possible extension of the Stock Purchase Agreement. Notwithstanding a possible extension of the agreement, Synex Energy expects to proceed early in January 2003 with steps necessary for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that would be completed by the summer 2003 following a mandatory redemption period.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/